                                       UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


                                       SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                    (Amendment No. 2)*

                                       Anergen, Inc.
- --------------------------------------------------------------------------------
                                      (Name of Issuer)

                                Common Stock, no par value
- --------------------------------------------------------------------------------
                               (Title of Class of Securities)

                                         034602102
                                      (CUSIP Number)

                                    Reuben S. Leibowitz
                              E.M. Warburg Pincus & Co., Inc.
                                   466 Lexington Avenue
                                 New York, New York 10017
                                      (212) 878-0600
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                     - with a copy to -

                                  Steven J. Gartner, Esq.
                                 Willkie Farr & Gallagher
                                   153 East 53rd Street
                                 New York, New York 10022


                                      August 9, 1996
- --------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_](A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SEC 1746 (12-91)

                                       SCHEDULE 13D

- ------------------------------------
CUSIP No. 034602102
- ------------------------------------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg, Pincus Ventures, L.P.          I.D. # 13-3784037
- --------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[x]

                                                                     (b)[ ]

- --------------------------------------------------------------------------------
   3    SEC USE ONLY

- --------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

            WC
- --------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                [ ]

- --------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
- --------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY                 0
   OWNED BY
     EACH      -----------------------------------------------------------------
  REPORTING      8    SHARED VOTING POWER
    PERSON
     WITH                  5,478,049
               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                              0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           5,478,049

 -------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             5,478,049
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             29.5%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             PN
- --------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D

- -----------------------------------
CUSIP No. 034602102
- -----------------------------------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg, Pincus & Co.          I.D. # 13-6358475
- --------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]

                                                                  (b) [ ]

- --------------------------------------------------------------------------------
   3    SEC USE ONLY

- --------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

            N/A
- --------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                [ ]
- --------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
- --------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  NUMBER OF
    SHARES                 0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH        8    SHARED VOTING POWER
  REPORTING
    PERSON                 5,478,049
     WITH       ----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                           0
                ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                            5,478,049

- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             5,478,049
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [ ]
- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             29.5%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
             PN
- --------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D

CUSIP No. 034602102
          ---------
- --------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        E.M. Warburg, Pincus & Company          I.D. # 13-3536050
- --------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                    (b) [ ]

- --------------------------------------------------------------------------------
   3    SEC USE ONLY

- --------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

            N/A
- --------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

- --------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
- --------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  NUMBER OF
    SHARES                 0
 BENEFICIALLY
   OWNED BY      ---------------------------------------------------------------
     EACH         8    SHARED VOTING POWER
  REPORTING
    PERSON                  5,478,049
     WITH        ---------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                            0
                 ---------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                            5,478,049

- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             5,478,049
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             29.5%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
             PN
- --------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

       This Amendment No. 2 to Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Company, a New York general partnership ("EMW"), relating to the Common Stock, no par value (the "Common Stock"), of Anergen, Inc., a California corporation (the "Company"). Of the Reporting Entities (defined below), only Ventures has acquired direct ownership of the Common Stock.

       This Statement amends and restates the Schedule 13D filed by the Reporting Entities on March 17, 1995, and the Amendment No. 1 thereto filed by the Reporting Entities on April 18, 1995, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act").

Item 1.     Security and Issuer.
            -------------------

      This statement relates to the Common Stock, no par value, of the Company. The principal executive offices of the Company are located at 301 Penobscot Drive, Redwood City, California 94063.

Item 2.     Identity and Background.
            -----------------------

      (a) This statement is filed by Ventures, WP and EMW. The sole general partner of Ventures is WP. Lionel I. Pincus is the managing partner of WP and may be deemed to control it. EMW manages Ventures. WP has a 15% interest in the profits of Ventures as the general partner, and also owns approximately 1.5% of the limited partnership interests in Ventures. Ventures, WP and EMW are hereinafter collectively referred to as the "Reporting Entities." The general partners of WP and EMW are described in Schedule I hereto.

       (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

       (c) The principal business of Ventures is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Ventures, Warburg Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P., Warburg, Pincus Capital Partners, L.P. and Warburg, Pincus Associates, L.P., and as a holding company for its ownership of securities of E.M. Warburg, Pincus & Co., Inc., a Delaware corporation ("E.M. Warburg"), the principal business of which is providing specialized financial advisory and investment counseling services. The principal business of EMW is acting as manager of Ventures and Warburg, Pincus Investors, L.P.

       (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers or general partners referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers or general partners referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

       The total amount of funds required by Ventures to purchase the Shares (as defined below), pursuant to the Purchase Agreement described in Item 4, was $10,000,000.45, and was furnished from the working capital of Ventures.

      The total amount of funds required by Ventures to purchase the Additional Shares (as defined below) was $1,800,000, and was furnished from the working capital of Ventures.

Item 4.     Purpose of Transaction.
            ----------------------

      On March 10, 1995, the Company entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Ventures and International Biotechnology Trust PLC ("IBT" and, together with Ventures, the "Purchasers") pursuant to which Ventures agreed to purchase 4,878,049 shares of Common Stock (the "Shares") for an aggregate purchase price of $10,000,000.45 (the "Purchase") and IBT agreed to purchase 2,439,024 shares of Common Stock for an aggregate purchase price of $4,999,999.20. The Purchase Agreement was amended by a letter agreement dated March 15, 1995 (the "Letter Amendment"), confirming and clarifying the obligation of the Purchasers to purchase the shares of Common Stock. The shares of Common Stock are to be purchased pursuant to a registration statement (the "Registration Statement") filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"), which was declared effective by the Securities and Exchange Commission on February 14, 1995.

Pursuant to the Purchase Agreement, the Company agreed to issue the Shares to the Purchasers in consideration of the purchase price and certain rights under the Purchase Agreement as described below.

      Registration Rights. Under the Purchase Agreement, the Purchasers have the right (the "Requested Registration Right"), at any time after thirty (30) months from the closing date (the "Closing Date") of the Purchase Agreement, to request the Company to effect a registration (a "Registration Request") of at least 30% of the aggregate number of shares of Common Stock held by the requesting Purchaser (the "Initiating Holder") or any lesser percentage if the aggregate net offering price would exceed $1,000,000. The Company must give notice of the proposed registration to all Purchasers and use its best efforts to register the shares of the Initiating Holder and of any other Purchaser that provides the Company a timely written request to be included in such registration. If in the good faith judgment of the Company's President the filing of such a registration statement would be detrimental to the Company and its shareholders, the Company may defer such registration for up to 90 days, provided that the Company may exercise this right only once in any 12-month period. If shares to be registered are to be distributed by means of an underwriting, the underwriter may limit the number of shares to be registered if in its judgment marketing factors require such a cutback. Ventures is entitled to two (2) and IBT is entitled to one (1) Registration Request, provided that, in connection with such request, a registration statement is declared effective and is not subsequently withdraw.

      In addition, in the event the Company proposes to register any of its securities for its own account or the account of any of its shareholders (other than certain registrations including a registration relating solely to an employee benefit plan and certain exchanges of securities with shareholders), the Purchasers have the right (the "Piggyback Registration Right") upon a timely request to have their shares included in such registration. If shares to be registered are to be distributed by means of an underwriting, the underwriter may limit the number of shares to be registered to not less than 25% of the registration if in its judgment marketing factors require such a cutback. A Purchaser's Requested and Piggyback Registration Rights terminate upon the earlier to occur (i) such time as the Purchaser has disposed of all its shares, or (ii) such time as all of Purchaser's shares may be sold in any three-month period pursuant to Rule 144 under the Securities Act (without giving effect to Rule 144(k) thereunder).

      All expenses of registration must be borne by the Company, but all underwriters' fees, discounts or commissions must be borne by the Purchasers participating in the registration. In connection with a registration, the Company has agreed to indemnify the participating Purchasers for certain losses arising out of the registration including losses arising out of or based upon any untrue statement of or omission of material fact in the registration statement, or arising out of any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company or any failure by the Company to fulfill any undertaking included in the registration statement; provided that each such Purchaser agrees to indemnify and hold harmless the Company and any person who signs the registration statement for losses which arise out of or are based upon any untrue statement of or omission of material fact in the registration statement which was made in reliance upon written statements from such Purchaser. The Requested and Piggyback Registration Rights may be assigned subject to certain limitations. The Company agreed to use its best efforts to comply with the reporting and information requirements under Rule 144 which are
necessary   for  a  Purchaser  to  sell  its  shares  to  the  public   without
registration.

      Lock-up Purchase Agreements. Pursuant to the terms of the Purchase Agreement, each Purchaser will and each of Novo Nordisk A/S, Alpha Venture Partners III, Crosspoint Venture Partners III, and Hillman/Chesapeake Limited Partnership has, executed a lock-up agreement in which it agrees not to sell, make any short sale of, loan, grant any option for the purchase of, grant an interest in, or otherwise dispose of any shares of the Common Stock without the prior written consent of the Company for a period of 180 days from the Closing Date. These lock-up agreements terminate if the Closing Date does not occur by April 30, 1995. The Company expects the Closing Date will be immediately after shareholder approval is obtained.

     Board Representation. Under the Purchase Agreement, the Purchasers have certain rights of representation on the Company's Board of Directors as set forth below:

      1. Until the Purchaser no longer holds the required minimum number of shares of Common Stock as provided herein, the Company must take all necessary or desirable action within its control so that:

          a.The following number of candidates of Ventures shall be included in the slate of nominees recommended by the Company's Board of Directors and management at each election of directors:

                (1) For so long as Ventures holds shares of Common Stock representing at least 22.5% of the issued and outstanding shares of the Company's Common Stock, three (3) candidates selected by Ventures; provided, however, that so long as IBT continues to hold 2,439,024
shares  of  Common  Stock   (appropriately   adjusted  for  any  stock  splits,
consolidations, or the like), no more than two (2) such nominees shall be employees of Ventures, and the third nominee shall be mutually agreed to by IBT and Ventures; or

                 (2) For so long as Ventures hold shares of Common Stock representing at least 15% but less than 22.5% of the issued and outstanding shares of the Company's Common Stock, two (2) candidates selected by Ventures; or

                 (3) For so long as Ventures holds shares of Common Stock representing more than 7.5% but less than 15% of the issued and outstanding shares of the Company's Common Stock, one (1) candidate selected by Ventures.

          b.For so long as IBT holds shares of Common Stock representing at least 5% of the issued and outstanding shares of the Company's Common Stock, one
(1) candidate selected by IBT shall be included in the slate of nominees recommended by the Company's Board of Directors and management at each election of directors.

      2. Until the Purchaser no longer holds the required minimum number of shares of Common Stock as provided above, the Company shall use its best efforts to cause shares of Common Stock for which the Company's management or Board of Directors holds proxies or is otherwise entitled to vote to be voted in favor of the election of the designees of the Purchasers as provided above.

      3. Any director designated by a Purchaser as provided above must be removed from the Board (and thereupon from all committees of the Board) at the written request of the Purchaser which has the right to designate such director, but only upon such written request and under no circumstance except for cause as provided by law.

      4. In the event that any representative designated by a Purchaser above for any reason ceases to serve as a member of the Board or any committee thereof during such representative's term of office, the resulting vacancy on the Board or committee must be filled by a representative designated by the Purchaser which has the right to designate such a representative as provided above.

      The Company's obligations to a Purchaser as to the nomination of directors and as to the election of such nominees as provided above terminates when such Purchaser no longer holds the minimum number of Shares as provided above, and such obligations are not transferable to any assignee or transferee of a Purchaser.

      Board Composition. The Purchase Agreement provides that upon the Closing Date, the Board of Directors shall consist of eight members including John
 W. Fara, Bruce L.A. Carter, Harden M. McConnell, Harry H. Penner, Jr., William Cargile, James E. Thomas, Nicholas J. Lowcock, and Nicole Vitullo. James E. Thomas and Nicholas J. Lowcock are representatives of Ventures; Nicole Vitullo is a representative of IBT. After the Closing Date the Board of Directors must appoint one candidate selected by the mutual agreement of Ventures and IBT (as provided above). Samuel Urcis has agreed to resign from the Board of Directors effective on the Closing Date and William Cargile has agreed to resign from the Board of Directors after six (6) months from the Closing Date.

      Attendance at Shareholder Meetings. Under the Purchase Agreement, each Purchaser, for so long as such Purchaser holds Shares representing at least five percent (5%) of the voting power of the Company, agrees to be present, in person or by proxy, at any duly called annual or special meeting of the shareholders of the Company; provided, however, that such Purchaser has the right with respect to each matter presented for voting to vote in any manner (or to abstain from voting on such matter) as such Purchaser deems appropriate in its sole discretion, except that such Purchaser agrees to provide the Company's management or the Board of Directors with a proxy to vote in favor of the candidates for director nominated by such Purchaser as provided above.

      The foregoing description of the Purchase Agreement and the Letter Amendment is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference, and to the Letter Amendment, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

      The purchase  was effected   because of  the Reporting   Entities'  belief
that the Company represents an attractive investment. As a result of the Purchase, the Reporting Entities will become the Company's largest stockholders and, hence, may be deemed to be "control persons." Following the Purchase, pursuant to the terms of the Purchase Agreement, Mr. Nicholas
J. Lowcock, who is affiliated with E.M. Warburg, and Mr. James E. Thomas, who is a general partner of WP and EMW and a Managing Director of E.M. Warburg, will serve on the Company's Board of Directors as the nominees of Ventures. Messrs. Lowcock and Thomas disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Common Stock owned by Ventures. The Reporting Entities presently expect to limit their involvement in the management of the Company to representation on the Board of Directors.

      The Reporting Entities may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, tender offer or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

      Except as set forth herein or in Item 6, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

       On April 13, 1995, the Company's shareholders ratified the sale of Common Stock pursuant to the Purchase Agreement and approved the issuance of 7,317,073 shares of Common Stock at a per share price of $2.05 to the Purchasers. Also on April 13, 1995, the Closing Date, the transaction was consummated subsequent to the action of the shareholders. As provided in the Purchase Agreement, Ventures paid the agreed purchase price of $10,000,000.45 and received the Shares, and IBT paid the agreed purchase price of $4,999,999.20 and received 2,439,024 shares of Common Stock.

      On August 9, 1996, Ventures purchased an additional 600,000 shares of Common Stock (the "Additional Shares") at a per share price of $3.00 (the "Additional Purchase") in connection with a public offering of Common Stock by the Company.


Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

       (a) Ventures beneficially owns 5,478,049 shares of Common Stock. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Ventures beneficially owns. Based on information contained in Amendment No. 1 to the Company's
 Registration Statement on Form S-1 (File No. 333-07245), filed with the Securities and Exchange Commission on August 9, 1996, the shares of Common Stock held by the Reporting Entities represent approximately 29.5% of the outstanding shares of Common Stock.

       (b) The Reporting Entities together share the power to vote or to direct the vote, and to dispose or to direct the disposition of the Shares held by them.

       (c) Except for the Additional Purchase, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has effected any transactions in the Common Stock during the preceding 60 days.

       (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

       (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------------------

      Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

      As described in Item 4, the Purchasers and the Company have agreed, pursuant to the Purchase Agreement, to certain terms with respect to registration and sale of shares of the Common Stock, as well as rights of representation on the Company's Board of Directors, the composition of the Company's Board of Directors, and attendance at shareholder meetings. The information set forth in Item 4 above is incorporated herein by reference.

      Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

      By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Shares reported herein as being beneficially owned by the Reporting Entities.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1 Purchase Agreement, dated March 10, 1995, between Anergen, Inc. and Warburg, Pincus Ventures, L.P. and International Biotechnology Trust PLC.*

Exhibit 2 Letter Amendment to Purchase Agreement, dated March 15, 1995, between Anergen, Inc. and Warburg, Pincus Ventures, L.P. and International Biotechnology Trust PLC.*

Exhibit 3         Joint Filing Agreement.*



- ------------------
* Filed as exhibits to the initially filed paper format Schedule 13D, filed with the Securities and Exchange Commission on March 17, 1995. Pursuant to Rule 13d-2(e) under the Exchange Act, such exhibits are not required to be restated electronically.

                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 1996



                           WARBURG, PINCUS VENTURES, L.P.
                           BY:  Warburg, Pincus & Co., General Partner


                           /s/ Stephen Distler
                           -----------------------------
                           By:  Stephen Distler, Partner




                          WARBURG, PINCUS & CO.


                          /s/ Stephen Distler
                         -----------------------------
                          By:  Stephen Distler, Partner



                          E.M. WARBURG, PINCUS & COMPANY


                          /s/ Stephen Distler
                         -----------------------------
                          By:  Stephen Distler, Partner

                                                                   SCHEDULE I


     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and E.M. Warburg, Pincus & Company ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                                General Partners
                                      of WP
                                      -----

                                       Present Principal Occupation
                                       in Addition to Position With
                                       WP, and Positions with the
Name                                   Reporting Entities
- ----                                   -----------------------------

Susan Black                            Partner, EMW; Managing Director, E.M.
                                       Warburg, Pincus & Co., Inc. ("E.M.
                                       Warburg"), a Delaware corporation and
                                       wholly-owned subsidiary of WP

Christopher W. Brody                   Partner, EMW; Managing Director, E.M.
                                       Warburg

Harold Brown                           Partner, EMW; Senior Managing
                                       Director, E.M. Warburg

Errol M. Cook                          Partner, EMW; Managing Director, E.M.
                                       Warburg

W. Bowman Cutter                       Partner, EMW; Managing Director, E.M.
                                       Warburg

Elizabeth B. Dater                     Partner, EMW; Managing Director, E.M.
                                       Warburg

Stephen Distler                        Partner, EMW; Managing Director and
                                       Controller, E.M. Warburg

Louis G. Elson                         Partner, EMW; Managing Director, E.M.
                                       Warburg


John L. Furth                          Partner, EMW; Vice Chairman of the
                                       Board, E.M. Warburg

Stuart M. Goode                        Partner, EMW; Managing Director, E.M.
                                       Warburg

Stewart K.P. Gross                     Partner, EMW; Managing Director, E.M.
                                       Warburg

Patrick T. Hackett                     Partner, EMW; Managing Director, E.M.
                                       Warburg

Jeffrey A. Harris                      Partner, EMW; Managing Director, E.M.
                                       Warburg

Robert S. Hillas                       Partner, EMW; Managing Director, E.M.
                                       Warburg

A. Michael Hoffman                     Partner, EMW; Managing Director, E.M.
                                       Warburg

William H. Janeway                     Partner, EMW; Managing Director, E.M.
                                       Warburg

Douglas M. Karp                        Partner, EMW; Managing Director, E.M.
                                       Warburg

Charles R. Kaye                        Partner, EMW; Managing Director, E.M.
                                       Warburg

Henry Kressel                          Partner, EMW; Managing Director, E.M.
                                       Warburg

Joseph P. Landy                        Partner, EMW; Managing Director, E.M.
                                       Warburg

Sidney Lapidus                         Partner, EMW; Managing Director, E.M.
                                       Warburg

Reuben S. Leibowitz                    Partner, EMW; Managing Director, E.M.
                                       Warburg

Stephen J. Lurito                      Partner, EMW; Managing Director, E.M.
                                       Warburg

Spencer S. Marsh III                   Partner, EMW; Managing Director, E.M.
                                       Warburg

Edward J. McKinley                     Partner, EMW; Managing Director, E.M.
                                       Warburg

Rodman W. Moorhead III                 Partner, EMW; Senior Managing
                                       Director, E.M. Warburg

Howard H. Newman                       Partner, EMW; Managing Director, E.M.
                                       Warburg

Anthony G. Orphanos                    Partner, EMW; Managing Director, E.M.
                                       Warburg

Daphne D. Philipson                    Partner, EMW; Managing Director, E.M.
                                       Warburg

Lionel I. Pincus                       Managing Partner, EMW; Chairman of the
                                       Board and CEO, E.M. Warburg; Managing
                                       Partner, Pincus & Co.

Eugene L. Podsiadlo                    Partner, EMW; Managing Director, E.M.
                                       Warburg

Ernest H. Pomerantz                    Partner, EMW; Managing Director, E.M.
                                       Warburg

Arnold M. Reichman                     Partner, EMW; Managing Director, E.M.
                                       Warburg

Roger Reinlieb                         Partner, EMW; Managing Director, E.M.
                                       Warburg

John D. Santoleri                      Partner, EMW; Managing Director, E.M.
                                       Warburg

Sheila N. Scott                        Partner, EMW; Managing Director, E.M.
                                       Warburg

Peter Stalker III                      Partner, EMW; Managing Director, E.M.
                                       Warburg

David A. Tanner                        Partner, EMW; Managing Director, E.M.
                                       Warburg

James E. Thomas                        Partner, EMW; Managing Director, E.M.
                                       Warburg

John L. Vogelstein                     Partner, EMW; Vice Chairman of the
                                       Board, E.M. Warburg

Elizabeth H. Weatherman                Partner, EMW; Managing Director, E.M.
                                       Warburg

Joanne R. Wenig                        Partner, EMW; Managing Director, E.M.
                                       Warburg

George U. Wyper                        Partner, EMW; Managing Director, E.M.
                                       Warburg

Pincus & Co.*

NL & Co.**

- -------------------------------
* New York limited partnership; primary activity is ownership interest in WP and EMW.

** New York limited partnership; primary activity is ownership interest in WP and EMW.

                                General Partners
                                     of EMW


                                             Present Principal Occupation
                                             in Addition to Position with
                                             EMW, and Positions with the
Name                                         Reporting Entities
- ----                                         ----------------------------

Susan Black                               Partner, WP; Managing Director, E.M.
                                          Warburg

Christopher W. Brody                      Partner, WP; Managing Director, E.M.
                                          Warburg

Harold Brown                              Partner, WP; Senior Managing
                                          Director, E.M. Warburg

Dale C. Christensen(1)                    Managing Director, E.M. Warburg

Errol M. Cook                             Partner, WP; Managing Director, E.M.
                                          Warburg

W. Bowman Cutter                          Partner, WP; Managing Director,
                                          E.M.  Warburg

Elizabeth B. Dater                        Partner, WP; Managing Director, E.M.
                                          Warburg

Stephen Distler                           Partner, WP; Managing Director and
                                          Controller, E.M. Warburg

Louis G. Elson                            Partner, WP; Managing Director, E.M.
                                          Warburg

John L. Furth                             Partner, WP; Vice Chairman of the
                                          Board, E.M. Warburg

Stuart M. Goode                           Partner, WP; Managing Director, E.M.
                                          Warburg

Stewart K.P. Gross                        Partner, WP; Managing Director, E.M.
                                          Warburg

Patrick T. Hackett                        Partner, WP; Managing Director, E.M.
                                          Warburg

Jeffrey A. Harris                         Partner, WP; Managing Director, E.M.
                                          Warburg

Robert S. Hillas                          Partner, WP; Managing Director, E.M.
                                          Warburg
- --------------------------------
(1)  Citizen of Canada.

A. Michael Hoffman                       Partner, WP; Managing Director, E.M.
                                         Warburg

William H. Janeway                       Partner, WP; Managing Director, E.M.
                                         Warburg

Douglas M. Karp                          Partner, WP; Managing Director, E.M.
                                         Warburg

Charles R. Kaye                          Partner, WP; Managing Director, E.M.
                                         Warburg

Richard H. King(2)                       Managing Director, E.M. Warburg

Henry Kressel                            Partner, WP; Managing Director, E.M.
                                         Warburg

Joseph P. Landy                          Partner, WP; Managing Director, E.M.
                                         Warburg

Sidney Lapidus                           Partner, WP; Managing Director, E.M.
                                         Warburg

Reuben S. Leibowitz                      Partner, WP; Managing Director, E.M.
                                         Warburg

Stephen J. Lurito                        Partner, WP; Managing Director, E.M.
                                         Warburg

Spencer S. Marsh III                     Partner, WP; Managing Director, E.M.
                                         Warburg

Edward J. McKinley                       Partner, WP; Managing Director, E.M.
                                         Warburg

Rodman W. Moorhead III                   Partner, WP; Senior Managing Director,
                                         E.M. Warburg

Howard H. Newman                         Partner, WP; Managing Director, E.M.
                                         Warburg

Anthony G. Orphanos                      Partner, WP; Managing Director, E.M.
                                         Warburg

Dalip Pathak(3)                          Managing Director, E.M. Warburg

- ------------------------------
(2)   Citizen of United Kingdom.

(3)   Citizen of India.

Daphne D. Philipson                      Partner, WP; Managing Director,
                                         E.M.  Warburg

Lionel I. Pincus                         Managing  Partner,  WP;  Chairman
                                         of  the Board  and  CEO,  E.M.
                                         Warburg; Managing Partner, Pincus
                                         & Co.

Eugene L. Podsiadlo                      Partner, WP; Managing Director, E.M.
                                         Warburg

Ernest H. Pomerantz                      Partner, WP; Managing Director, E.M.
                                         Warburg

Arnold M. Reichman                       Partner, WP; Managing Director, E.M.
                                         Warburg

Roger Reinlieb                           Partner, WP; Managing Director, E.M.
                                         Warburg

John D. Santoleri                        Partner, WP; Managing Director,
                                         E.M.  Warburg


Sheila N. Scott                          Partner, WP; Managing Director, E.M.
                                         Warburg

Dominic H. Shorthouse(2)                 Managing Director, E.M. Warburg

Peter Stalker III                        Partner, WP; Managing Director, E.M.
                                         Warburg

David A. Tanner                          Partner, WP; Managing Director, E.M.
                                         Warburg

James E. Thomas                          Partner, WP; Managing Director, E.M.
                                         Warburg

John L. Vogelstein                       Partner, WP; Vice Chairman of the
                                         Board, E.M. Warburg

Elizabeth H. Weatherman                  Partner, WP; Managing Director,
                                         E.M.  Warburg

Joanne R. Wenig                          Partner, WP; Managing Director, E.M.
                                         Warburg

George U. Wyper                          Partner, WP; Managing Director, E.M.
                                         Warburg

Pincus & Co.*

- ---------------------------------
(2)   Citizen of United Kingdom.

* New York limited partnership; primary activity is ownership interest in WP and EMW.